Exhibit 17.1
[SEMCO Energy Logo]

October 9, 2006

To the SEMCO Energy, Inc. Board of Directors:

John T. Ferris	George A. Schreiber
Harvey I. Klein	Ben A. Stevens
Paul F. Naughton	Donald W. Thomason
Edwina Rogers	John C. van Roden

Dear Board Members:

The purpose of this letter is to notify you that I wish to retire as Chairman and as a member of the Board of Directors of SEMCO Energy. Accordingly, I am resigning as Chairman and as a member of the Board effective immediately.

I have enjoyed the many years I have served on the Board and my service as Chairman since October 2004. Now is a good time for me to leave the Board to pursue other business opportunities as well as important public policy responsibilities. As you know, I am the Vice Chairman of the Board of Trustees of the Virginia Retirement System which manages nearly $50 billion in assets. In addition, I very recently agreed to accept an appointment by the Governor of Virginia, Tim Kaine, to the Governor's Advisory Board of Economists.

During my tenure as Chairman of the Board, I have achieved many of the business and personal goals that I had established for the Company and for myself. Finally, as you know, my current term on the Board ends shortly, and I wanted to give the Board ample time to recruit another member to stand for election next year.

Sincerely,

/s/ John M. Albertine
John M. Albertine

JMA/daj

2301 W Big Beaver Rd, Suite 212 / Troy, MI 48084 / Phone (248) 458-6145 / Fax (248) 458-6150